

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 16, 2010

Via Facsimile (212.688.1158) and U.S. Mail

Jesse Lynn, Esq.
Assistant General Counsel
Icahn Associates, Corp. and Affiliated Companies
767 Fifth Avenue, 47th Floor
New York, NY 10153

  **Re: Lions Gate Entertainment Corp.
    Preliminary Proxy Statement on Schedule 14A filed April 8, 2010
    Filed by Icahn Partners LP, et. al.**

Dear Mr. Lynn:

  We have reviewed the above filing and have the following comments. Where indicated, we think the filing persons should revise the proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  In some of our comments, we may ask you to provide us with supplemental information so we may better understand the filing persons' disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

  Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1. Please confirm that the participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

Solicitation of Proxies, page 6

2.   The disclosure states that proxies may be solicited by mail, telephone, telecopier, email or other electronic means and in person by directors, officers and employees of the Icahn Group. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm the participants' understanding.

*   *   *

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions